02059111

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

PE 9/17/02

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED **September 17, 2002**

COMMISSION FILE NUMBER: **01-31380**

PROCESSED
OCT 02 2002
THOMSON FINANCIAL

FOXPOINT RESOURCES LTD.
(Translation of registrant's name into English)

SEC MAIL RECEIVED PROCESSING SECTION
SEP 26 2002
WASH. D.C. 154

Suite 300, 570 Granville Street
Vancouver, British Columbia
Canada, V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X **Form 40-F** ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No X

If "Yes" is marked indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - .

FOXPOINT RESOURCES, LTD.
P.O. Box 370
KIRKLAND LAKE, ONTARIO, P2N 3J7
Telephone: (705) 567-5208 / Facsimile: (705) 568-6444
www.foxpointresources.com

September 17th, 2002 Symbol: TSX-V - **FPR**

NEWS RELEASE

Lake Shore Ramp and Surface Drill Results

Further to its news release dated September 11, 2002 disclosing the underground drilling results for the Macassa Mine, Foxpoint Resources Ltd. (the "Company") is pleased to announce the results from surface drilling activities on near surface vein systems centred around the Lake Shore ramp at its Kirkland Lake Properties. The Company purchased the Macassa Mine and 2,000 ton per day mill along with four contiguous former gold producing properties from Kinross Gold Corporation in December 2001. These properties, which have historically produced some 22 million ounces of gold, extend over 7 kilometers and from west to east include Macassa, Kirkland Lake Gold, Teck-Hughes, Lake Shore and Wright-Hargreaves.

To date, significant intersections have been returned from the Main Break (Lake Shore), the Mud Break (Wright-Hargreaves), as well as in the hangingwall to the south from the E-Vein (Teck-Hughes), the newly discovered Court (Teck-Hughes) and Angel (Wright-Hargreaves) Veins (found in the hangingwall), the previously known South and 309 Veins (also in the hangingwall), and the North Vein (in the footwall). All are east-west trending, open in at least one direction, and are accessible from surface, from the existing ramp which extends to 400 feet below the surface, or from both.

"These results from areas close to the Lake Shore ramp, in addition to last week's announcements with results from Shaft #3 at the Macassa Mine, demonstrate that the Kirkland Lake geologic environment remains quite dynamic," said Brian Hinchcliffe, the Company's President. "We will be shortly releasing another update with our plans to develop and mine these exciting new areas."

COURT VEIN DRILL RESULTS

The Court Vein, a newly-discovered vein located along the boundary between the Teck-Hughes Mine and the Lake Shore Mine, has been defined on a pattern of 50 foot drill centres, with an open strike length of 350 feet and a maximum vertical extent of 325 feet defined to date. It is located in the hangingwall parallel to, and within 5 feet to 45 feet of, the previously mined Main Break. Several splays exist as well. The following table summarizes the more notable drill results.

DRILL HOLE No.	VEIN	FROM (feet)	TO (feet)	HOLE DIP (degrees)	AZIMUTH (degrees)	ASSAY (ounces of gold per ton/feet)
THE-02-08	E-Vein	53.0	56.0	-45	341	0.37/3.0'=3.0TW
THE-02-10A	Court Vein	240.4	241.4	-50	341	14.15/1.0' =0.8' TW VG
	Court Vein Splay	249.0	250.0	-50	341	0.53/1.0' =0.8' TW

DRILL HOLE No.	VEIN	FROM (feet)	TO (feet)	HOLE DIP (degrees)	AZIMUTH (degrees)	ASSAY (ounces of gold per ton/feet)
	Court Vein Splay	257.8	258.8	-50	341	24.83/1.0' =0.8' TW VG
THE-02-12	Court Vein	279.5	281.0	-54	328	1.09/1.5' =1.2' TW
THE-02-16	Court Vein	338.3	340.0	-58	328	2.20/1.7' =1.3'TW VG
THE-02-17	Court Vein	346.0	347.9	-63	328	18.21/1.9' =1.3'TW VG
THE-02-18	Court Vein	348.5	349.6	-60	341	16.41/1.1' =0.8'TW VG
	Court Vein Splay	358.0	359.5	-60	341	3.04/1.5'=1.1'TW
THE-02-20	Court Vein	169.6	171.2	-47	328	1.16/1.6'=1.4'TW
THE-02-21	Court Vein	280.8	283.0	-47	341	1.07/2.2'=1.9'TW
THE-02-23	Court Vein	361.9	363.1	-62	310	9.8/1.2' = 0.8'TW VG
THE-02-25	Court Vein	275.3	276.3	-52	354	3.19/1.0' = 0.8'TW
THE-02-33	Court Vein	428.0	429.0	-57	351	3.58/1.0' =0.7'TW VG
THE-02-35	Court Vein	407.9	409.0	-46	351	1.22/1.1' =1.0'TW VG
	or	403.8	409.0	-46	351	0.35/5.2' =5.0'TW VG
THE-02-38A	Court Vein	412.7	413.7	-52	310	1.33/1.0'=1.0'TW
	Court Vein	416.3	417.3	-52	310	3.02/1.0'=1.0'TW
	Main Break	462.0	464.0	-52	310	0.97/2.0'=1.9'TW
THE-02-45	Court Vein	191.1	192.1	-55	319	2.36/1.0'=1.0'TW
THE-02-62	E Vein	206.0	207.2	-45	341	1.45/1.2'=1.1'TW
	Court Vein	280.5	281.5	-45	341	2.13/1.0'=1.0'TW
THE-02-70	Court Vein	415.0	416.5	-57	278	1.00/1.5'=1.1'TW

TW= True Width VG=Visible Gold

OTHER INTERSECTIONS OF INTEREST

Surface drilling in the vicinity of the existing ramp at the Lake Shore and Wright-Hargreaves Properties has returned ore-grade intersections on the various east-west trending structures. All drilling is roughly on 50 foot centres.

The following table partially summarizes the drill results.

DRILL HOLE No.	VEIN	FROM (feet)	TO (feet)	HOLE DIP (degrees)	AZIMUTH (degrees)	ASSAY (ounces of gold per ton/feet)
MB-02-19C	Mud Break	267.0	283.3	-50	161	0.34/16.3'= 7.5' TW
	Including	267.0	270.0	-50	161	1.00/3.0'=1.4'TW
MB-02-20	Angel Vein	215.6	216.6	-70	341	5.02/1.0'=0.6' TW
MB-02-22	Angel Vein	245.5	248.3	-70	341	0.69/2.8' =1.7' TW
MB-02-25	North Vein	57.1	58.1	-45	341	12.89/1.0'=0.9' TW
MB-02-37	Angel Vein	187.8	189.1	-70	341	2.69/1.3'=0.8' TW
MB-02-38	Mud Break	172.3	182.8	-45	161	0.33/10.5'=5.2'TW
LSW-02-01	Main Break	28.0	31.0	-50	161	0.49/3.0'=2.1'TW VG
LSW-02-08	Main Break	261.5	265.5	-51	347	1.83 (1.88 uncut) /4.0'= 3.3' TW CUT VG
	Including	264.0	265.5	-51	347	3.65/1.5'= 1.2' TW VG
LSW-02-11	Main Break	141.5	147.2	-64	341	2.03/5.7'= 3.7' TW CUT VG
	Including	145.2	147.2	-64	341	3.99/2.0'= 1.3' TW VG
LSW-02-10	Main Break	118.8	132.7	-56	341	0.41/13.9'= 11.0' TW

DRILL HOLE No.	VEIN	FROM (feet)	TO (feet)	HOLE DIP (degrees)	AZIMUTH (degrees)	ASSAY (ounces of gold per ton/feet)
	Including	125.1	126.7	-56	341	1.30/1.6'= 1.3'TW
	Including	118.8	119.8	-56	341	1.29/1.0 =0.8'TW
LSW-02-12	Main Break	51.2	52.2	-45	161	2.48/1.0'=0.5'TW VG
WH-02-18	South Vein	132.9	153.4	-50	341	0.13/20.5'=17.0'TW
WH-02-19	South Vein	62.0	75.0	-45	341	0.16/13.0'=11.3'TW
	Including	65.0	69.4	-45	341	0.32/4.4'=3.8'TW
WH-02-20	South Vein	156.0	180.0	-45	341	0.14/24.0'=20.9'TW
	Including	170.0	176.0	-45	341	0.25/6.0'=5.2'TW
WH-02-25	North Vein	153.6	158.3	-45	341	0.41/4.7'=4.1'TW VG
	Including	155.2	156.2	-45	341	0.87/1.0'=0.9'TW VG
WH-02-45	South Vein	60.0	76.0	-45	341	0.12/16.0'=13.9'TW
WH-02-53	North Vein	318.5	319.5	-55	333	1.75/1.0'=0.8'TW
WH-02-58	New Vein	217.5	218.8	-45	161	0.86/1.3'=0.6'TW
WH-02-58	South Vein	335.5	345.0	-45	161	0.43/9.5'=6.7'TW
WH-02-60	North Vein	492.0	493.0	-54	153	1.65/1.0'=0.7'TW
02-251	New Vein	26.0	28.0	-40	145	2.46/2.0'=1.7'TW CUT VG (4.37/2.0' UNCUT)
02-256	South Vein	38.7	41.6	+18	161	2.25/2.9'=2.7'TW
04-49	E-Vein	268.1	269.1	-54	153	5.67/1.0'=1.0'TW VG

TW = True Width VG = Visible Gold CUT= cut to 3.50 oz./ton

The results of the Company's surface diamond drilling program have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company's geological staff (which includes a 'qualified person' for the purpose of NI 43-101, *Standards of Disclosure for Mineral Projects*).

The Company has implemented a quality control program to ensure sampling and analysis of all exploration work is conducted in accordance with the best possible practices. The drill core is sawn in half with half of the core samples shipped to the Swastika Laboratories in Swastika, Ontario for analysis. The other half of the core is retained for future assay verification. Gold analysis is conducted by fire assay using atomic absorption or gravimetric finish. The laboratory re-assays at least 10% of all samples and additional checks may be run on anomalous values.

The Company's Kirkland Lake properties are the subject of a report prepared by Roland H. Ridler, B.A.Sc.(hons.), M.A.Sc., Ph.D.(Econ.Geol.), P.D., entitled *Kirkland Lake Mineral Properties (Macassa Mine, Kirkland Lake Gold, Teck-Hughes, Lake Shore, Wright-Hargreaves* dated November 30, 2001. A copy of the report has been filed on SEDAR (www.sedar.com <http://www.sedar.com>) with the Company's Annual Information Form dated November 30, 2001.

– 30 –

For further information, please contact:
Brian A. Hinchcliffe (705) 567-5208

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

SIGNATURES

Pursuant to the requirements of the *Securities Exchange Act of 1934*, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOXPOINT RESOURCES LTD.
(the Registrant)

Date: September 17, 2002

By: ______________________
Signature

BRIAN E. BAYLEY, Director
Name* Title

*Print name and title under the signature of the signing officer

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